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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  __________

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                       Boron, LePore & Associates, Inc.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                  10001P 10 2
                                  -----------
                                (CUSIP Number)



                                  __________

SCHEDULE 13G                                               PAGE 2 OF 6 PAGES

CUSIP NO. 10001P 10 2
          -----------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Patrick G. LePore

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            518,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          300,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             518,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      818,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------

SCHEDULE 13G                                               PAGE 3 OF 6 PAGES

CUSIP NO. 10001P 10 2
          -----------



Item 1(a).     Name of Issuer:

               Boron, LePore & Associates, Inc.
               ----------------------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

               17-17 Route 208 North, Fair Lawn, NJ  07410
               ----------------------------------------------------------------

Item 2(a).     Name of Person Filing:

               Patrick G. LePore
               ----------------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               17-17 Route 208 North, Fair Lawn, NJ  07410
               ----------------------------------------------------------------

Item 2(c).     Citizenship:

               U.S.A.
               ----------------------------------------------------------------

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share
               ----------------------------------------------------------------

Item 2(e)      CUSIP Number:

               10001P 10 2
               ----------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4.        Ownership.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable,

SCHEDULE 13G                                               PAGE 4 OF 6 PAGES

CUSIP NO. 10001P 10 2
          -----------


exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                    (a)  Amount beneficially owned:

                         818,333
                         ------------------------------------------------------

                    (b)  Percent of class:

                         6.4%
                         ------------------------------------------------------

                    (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or to direct the vote
                                518,333
                                -----------------------------------------------

                         (ii) Shared power to vote or to direct the vote 300,000 /1/
                                -----------------------------------------------

                         (iii) Sole power to dispose or to direct the disposition of
                                518,333
                                -----------------------------------------------

                         (iv) Shared power to dispose or to direct the disposition of
                                300,000 /1/
                                -----------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

SCHEDULE 13G                                               PAGE 5 OF 6 PAGES

CUSIP NO. 10001P 10 2
          -----------


/1/ These shares of Common Stock are held by Park Street Investors, L.P., a limited partnership in which Mr. LePore holds a 40% limited partnership interest. The general partner of Park Street Investors, L.P. is Park Street Investors, Inc., a corporation in which Mr. LePore shares voting and investment power.

SCHEDULE 13G                                               PAGE 6 OF 6 PAGES

CUSIP NO. 10001P 10 2
          -----------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             1/28/99
                                             ---------------------------
                                             Date



                                             /s/ Patrick G. LePore
                                             ---------------------------
                                             Patrick G. LePore